# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Ltd, CIK 0001853717
CUSIP: 04965M106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, China (F4), 201103
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001701717

## Reporting persons
- First Beijing Investment Ltd: type of reporting person: other (OO); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Exempt Reporting Advisor

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Ltd
Address of issuer's principal executive offices: 1ST FLOOR, WUZHONG BUILDING, 618 WUZHONG ROAD, MINHANG DISTRICT, SHANGHAI, CHINA, 201103.

## Item 2. Person Filing
Name of person filing: First Beijing Investment Limited
Address of principal business office or, if none, residence: 16th Floor, On Building, 162 Queens Road, Central, Hong Kong
Citizenship: Hong Kong

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First Beijing Investment Ltd: LI JINGWEI, DIRECTOR (05/13/2026)